FEDERATED HIGH YIELD TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

February 9, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED HIGH YIELD TRUST (the “Registrant”)

Federated Equity Advantage Fund (the “Fund”)

Class A Shares

Institutional Shares

1933 Act File No. 2-91091

1940 Act File No. 811-4018

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on January 26, 2016 on its Rule 485(a) Post-Effective Amendment No. 52 and Amendment No. 48, with respect to the Fund, submitted on December 8, 2015.

1.	Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective.

Response: The Registrant will respond as requested.

2.	In the opening narrative of the fee table, please confirm the minimum dollar amount for sales charge discounts. The narrative states $100,000 and the table located in the section “Sales Charge When You Purchase” states $50,000.

Response: The Registrant has verified the dollar amount in the section “Sales Charge When You Purchase” and will revise the minimum dollar amount to $50,000.

3.	With respect to the Maximum Deferred Sales Charge reflected as “0.00%” for the Class A Shares in the fee table, please explain why “0.00%” is reflected instead of the full fee that could be charged.

Response: The Fund’s Class A Shares participate in a “large ticket” purchase program. The large ticket program provides that purchases of $1 million or more through a financial intermediary that receives an advance commission are subject to a 0.75% CDSC if those shares are redeemed within 24 months of purchase. Because the large ticket program would only apply to certain shareholders under specific circumstances, the fee table cannot reflect “None” nor can it appropriately reflect a 0.75% CDSC.

Details on the Fund’s “large ticket” program are clearly described in the following sections of the Prospectus:

Under the section entitled “What Do Shares Cost?”, sub-section “Sales Charge When You Purchase”, footnote #1 to the table;

Under the section entitled “What Do Shares Cost?”, sub-section “Sales Charge When You Redeem”, the first table related to Class A Shares; and

Under the section entitled “What Do Shares Cost?”, sub-section “Sales Charge When You Redeem”, the bullet point under the heading of “A Class Only.

4.	Please consider removing the last three rows of the Shareholder Fees section of the fee table as they all reflect “None” and are not required to be disclosed if ”None” is the response. Confirm whether the Fund elects to include them for marketing purposes.

Response: The Fund acknowledges that it is permitted to remove line items in the Shareholder Fees section of the fee table if the response to the item is “None.” The Fund elects to retain these items for marketing purposes.

5.	Please clarify footnote #1 of the fee table. If there is a possibility that 12b-1 fee on the Class A Shares will be charged within the next year, then that should be reflected in the footnote, consistent with the logic disclosed in footnote #2 regarding the Fund’s commitment to cap expenses for a minimum of one year.

Response: With respect to the Class A Shares of the Fund, the Fund confirms that the 12b-1 fee is “dormant,” and, while approved by the Fund’s Board of Trustees, will not be incurred or charged unless approved to be activated by the Fund’s Board of Trustees to be followed with appropriate notification to shareholders, including a supplement to the fee table. The Fund respectfully notes that there is no requirement in Form N-1A to make an express commitment that the dormant 12b-1 fee will be in place for at least a year, unlike the commitment to reimburse or waive expenses covered in footnote #2. The presentation of the dormant 12b-1 fee in the table along with the footnote is, based on the Fund’s analysis, in line with industry practice and consistent with Form N-1A requirements.

6.	Please confirm that the expense reimbursements/waivers are reflected in the calculations in the Fee Table Example.

Response: The Registrant confirms that reimbursements/waivers are not included in the calculations supporting the Fee Table Example numbers. The calculations are based on gross expenses.

7.	Please use the phrase “under normal circumstances” in the 80% names rule disclosure, not “normally,” consistent with Rule 35d-1.

Response: The Fund acknowledges the language contained in Rule 35d-1 and respectfully believes that there is no substantive difference between the use of the term “normally” and “under normal circumstances.” However, in light of the Staff’s comment, we will change “normally” to “under normal circumstances.”

8.	Statutory Strategy: With respect to the definition of “leveraged company stocks,” please clarify how the Fund determines that a leveraged company has a relatively high level of debt. What criteria does the Fund use to determine this? For example, is the analysis based on credit ratings or total debt to enterprise ratios? What sort of qualitative thresholds will the Fund consider?

Response: The Fund defines leveraged company stocks as those companies that utilize a relatively high level of debt as part of their capital structure.  The Fund determines that a company has a relatively high level of debt if the company has debt rated BBB and below.

9.	Statutory Strategy: With respect to the Fund’s “fundamental, bottom-up investment process,” please list some of the factors that the Fund’s Adviser considers in this process. It is unclear how the Fund’s Adviser will construct the portfolio as a whole and how the Fund’s Adviser makes decisions to buy and sell portfolio securities. Please provide disclosure about the portfolio construction and security selection process.

Response: When evaluating equity securities in which the Fund may invest, the Adviser performs a bottom-up, fundamental analysis on each company, combining credit analysis and equity valuation. An in-depth credit analysis is performed on each company to forecast its EBITDA and free-cash-flow and to gain an understanding of the company’s business, management team, products, industry, competitors, free-cash-flow characteristics and capital structure. Then, each debt security in a company’s capital structure is closely scrutinized to understand its individual characteristics, including coupon, maturity, call and put features, covenants and collateral and guarantee packages. In addition, the Adviser seeks to identify capital structure catalysts, such as debt refinancings and covenant changes, and operational catalysts, such as operational restructurings, which have the potential to create equity value.

With respect to its security selection process, the objective of this process is to determine a company’s ability to generate stable and predictable free-cash-flow. For each company, a detailed financial model is constructed to forecast the sources and uses of its discretionary free-cash-flow, and free-cash-flow yield is the primary valuation metric used to determine whether to buy or sell a stock.

The Registrant will update the Fund’s disclosure to reflect these processes.

10.	Statutory Strategy: Will the Fund consider investing in companies with junk rated debt, companies in bankruptcy, or companies in financial distress as part of its principal strategy? If so, please revise the strategy to address these types of investments.

Response: The Fund will invest in leveraged companies stocks, which the Fund, as discussed in response to #8 above, defines as those companies that have debt rated BBB and below. Accordingly, the Fund may invest in companies with “junk” rated debt, companies in bankruptcy, and/or companies in financial distress. The Registrant will revise the Fund’s principal investment strategy disclosure to address these types of investments. The Fund will clarify this as part of the investment strategy.

11.	Stock Market Risk: The risk says that the “Adviser attempts to manage market risk by limiting the amount the Fund invests in each company’s equity securities.” Please clarify how this limits market risk. Also, if the Adviser will use portfolio limits as a principal strategy, revise the strategy to address this when discussing how the Adviser will create the Fund’s portfolio.

Response: The Adviser confirms that it does not attempt to manage overall market risk by limiting the amount the Fund invests in each company’s equity securities but that it does manage market risk in a single company by limiting the amount it invests in any one company. The Registrant will update the Stock Market Risk disclosure accordingly.

In addition, the Adviser confirms that it will not use portfolio limits as a principal investment strategy.

12.	Remove the duplicative “Risk Related to Investing for Value” disclosure.

Response: The Registrant will remove the duplicative disclosure.

13.	On pages 8 and 9, in the Class A Share tables describing Class A sales charges and CDSC, it appears that Class A Shares are marketed to investors who invest $1 million or more. IS Shares also appear to be marketed to investors who invest $1 million or more but IS Shares have no sales charges and lower expenses. What is the reasoning behind how Class A Shares are marketed?

Response: The Fund’s Class A Shares are marketed to customers of financial institutions or to individuals, directly or through financial intermediaries. Class A Shares purchased in amounts of $1 million or more are not subject to a front-end sales charge, however a CDSC of 0.75% will apply if Class A Shares were purchased through a financial intermediary that received an advance payment and the Class A Shares were redeemed within 24 months of purchase. In addition, Class A shareholders may convert their shares into the Institutional Shares of the Fund if the shareholder meets the Institutional Shares’ eligibility criteria and investment minimum as described in the prospectus.

14.	On page 12 under “Advance Commissions”, please clarify who pays the advanced commissions.

Response: The Fund’s Distributor, Federated Securities Corp., pays the advance commissions. The introductory paragraph under the main section “Payments to Financial Intermediaries” discloses that the Fund and its affiliated service providers may pay fees to financial intermediaries as described in that section.  Further, the Fund’s interpretation of Form N-1A is that there is no requirement to state which entity pays advance commissions and, therefore, respectfully declines to revise the disclosure.

15.	On page 20 under “Who Manages the Fund?” please update the language with calendar year end 2015 information.

Response: The Registrant will update this information to reflect information as of the calendar year end 2015.

16.	Prior Performance of Composite Accounts: Explain how the presentation complies with relevant no action letters. With respect to the following sentence: “At various times between the Composite’s inception date and December 31, 2015, other funds and private accounts with similar investment objectives, strategies, policies and risks to those of the Fund also may have been included in the Composite.” It is unclear if certain funds or accounts are excluded and, if excluded, how did the exclusion render the composite materially misleading? If no funds or accounts were excluded, please revise the disclosure to state that the composite includes all accounts substantially similar to the Fund. In addition, where the portfolio sleeves are defined as having “similar” investment objectives, strategies, policies and risks, please revise this to state “substantially similar.”

Response: With respect to the sentence mentioned above, the Registrant will revise that sentence to remove “also may” from the final clause to clarify that no funds or private accounts with substantially similar investment objectives, strategies, policies and risks were excluded from the composite. This clarification, and the creation of the composite, aligns with the relevant no-action guidance that all substantially similar accounts must be included in a composite in order to show related performance.[1]

In addition, the Registrant will revise the disclosure accordingly to state that the portfolio sleeves have “substantially similar” investment objectives, strategies, policies and risks. The Registrant will also revise the disclosure to state that the composite includes all accounts substantially similar to the Fund.

17.	Prior Performance of Composite Accounts: With respect to the sentence related to the composite being managed by the same portfolio managers, please confirm that these are the only other assets managed by the portfolio managers. If not, then explain why sleeves are included in the composite.

Response: The Registrant confirms that one of the Fund’s portfolio managers, Gene B. Neavin, manages only assets that are included in the composite. The Fund’s other portfolio manager, Mark E. Durbiano, manages other assets that are not included in the composite. Mr. Durbiano is the lead portfolio manager on dedicated high yield portfolios, and leads Federated’s high yield team, which collectively manages over $10 billion in high yield assets across various mutual funds, sub-advised relationships and separate accounts. He also manages a multisector fixed-income strategy.

Sleeves are included in the composite because, although the sleeves themselves are not separate entities or vehicles, each sleeve is a defined pool of assets within such an entity or vehicle. Each sleeve’s assets are dedicated to the strategy whose performance is being shown with separate trading pools, cash allocations and performance tracking. Each sleeve is also managed as if it were a separate portfolio, rather than a sleeve of a larger portfolio. Furthermore, the performance of each sleeve that utilizes the strategy has been tracked separately either since the strategy was added or since the inception of the fund or entity that contains the respective sleeves.

18.	Prior Performance of Composite Accounts: Please confirm via letter which “industry best practices” were followed in preparing the composite. Also, please confirm via letter that the Adviser has the records necessary to support the performance calculations as required under Rule 204-2(a)(16) of the Investment Advisers Act of 1940 (the “Advisers Act”).

Response: As discussed above in our responses to #16 and #17, the composite is composed of sleeves that are managed in a substantially similar manner as the Fund. Further, each sleeve is composed of assets dedicated to this strategy, with separate trading pools, cash allocations and performance tracking. In addition, the performance of the composite has been prepared and presented in accordance with the Global Investment Performance Standards (“GIPS”). Individual portfolio returns are calculated using the Modified Dietz method and the composite has been prepared in accordance with GIPS.

The Adviser also confirms that it has all accounts, books, internal working papers and any other records or documents that to form the basis for or demonstrate the relevant performance calculations, as required under Rule 204-2(a)(16) under the Advisers Act.

19.	SAI: On page 24, under the Board of Trustees paragraph, please update the disclosure with calendar year 2015 information.

Response: The Registrant will update this information to reflect information as of the calendar year end 2015.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8838.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

[1] Growth Stock Outlook Trust, Inc. No-Action Letter (April 15, 1986) and Nicholas Applegate Mutual Funds No-Action Letter (August 6, 1996).